Exhibit 99.1

Cardiome Announces Strategic Licensing Agreement To Commercialize Aggrastat In Russia

NASDAQ:CRME TSX:COM

VANCOUVER, Dec. 12, 2017 /CNW/ - Cardiome Pharma Corp. (NASDAQ:CRME / TSX:COM), a revenue-generating, specialty pharmaceutical company focused on commercializing patent-protected hospital drugs, today announced that its affiliate Correvio has entered into an exclusive license and distribution agreement with ZAO Firma Euroservice that will advance Aggrastat® (tirofiban hydrochloride) toward commercialization in Russia. Aggrastat is indicated for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome (ACS) and is currently marketed in over 60 countries worldwide.

Under the terms of the license agreement, ZAO will be responsible for obtaining regulatory approvals for Aggrastat from Russia's Ministry of Health, then executing the commercial launch and subsequent sale and marketing of Aggrastat in the territory. Under the agreement, Cardiome and ZAO have agreed to certain minimum annual purchase requirements. Additional terms of the agreement were not disclosed.

"ZAO Firma Euroservice has a solid track record of regulatory and commercial expertise, obtaining necessary drug distribution approvals and the subsequent delivering of high-quality medications to hospitals and customers throughout Russia," said Hugues Sachot, Cardiome's Chief Commercial Officer. "Aggrastat is currently marketed in over 60 countries worldwide, and we're pleased to be adding Russia as a new territory for distribution of this important medication."

Mikhail Lazarev, Director, Regulatory Affairs at ZAO Firma Euroservice commented, "The addition of Aggrastat to our hospital products line underscores our commitment to bringing high-quality products into the hands of the physicians and patients who need them. We look forward to filing a timely registration package for Aggrastat in one year time, and obtaining the required authorizations to advance this high-value product toward the market."

About Acute Coronary Syndromes

Acute Coronary Syndromes (ACS) is a term that refers to a variety of conditions consistent with acute myocardial ischemia and/or infarction that are usually due to an abrupt reduction in coronary blood flow1. The ACS spectrum includes patients with ST-elevation myocardial infarction (STEMI) and non-ST–elevation ACS (NSTE-ACS), which is comprised of non-STEMI (NSTEMI) and unstable angina. The Thrombus (i.e. blood clot that forms inside a blood vessel or chamber of the heart) formation reduce blood flow in the affected coronary artery and cause ischemic chest pain1.  Research from Datamonitor estimates that in 2013, >880,000 persons in the US experienced an ACS event, while in the major five EU markets, this figure was >650,000.2 Furthermore, the number of ACS incidences is expected to grow nearly 40% by 2033.2 Approximately 70,000 acute myocardial infarctions occur each year in Canada and some 19,000 Canadians die from this condition3.

More About AGGRASTAT®

AGGRASTAT® (tirofiban hydrochloride, or HCl) is an intravenous (IV) non-peptidal antagonist of the glycoprotein (GP) IIb/IIIa receptor, an important platelet surface receptor involved in platelet aggregation. AGGRASTAT, in combination with heparin and acetylsalicylic acid (ASA), is currently approved in Canada for the management of patients with unstable angina or non-Q-wave myocardial infarction, including patients who may subsequently undergo PCI to decrease the rate of refractory ischemic conditions, new myocardial infarction and death.  By blocking fibrinogen from binding to the GP IIb/IIIa receptor, AGGRASTAT prevents the crosslinking of platelets, which is the basis for platelet aggregation.  AGGRASTAT is commercialized in 60 countries worldwide, either by Cardiome or via its extensive distributor and partner network. Cardiome acquired Canadian AGGRASTAT® commercialization rights through its acquisition of Correvio LLC in November 2013.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients.  With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment.  The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Remodulin® (treprostinil) the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

References

1.	Amsterdam EA et al. 2014 AHA/ACC guideline for the management of patients with non–ST-elevation acute coronary syndromes: a report of the American College of Cardiology/American Heart Association Task Force on Practice Guidelines. J Am Coll Cardiol. 2014;64:e139–228.
2.	Datamonitor. Acute Coronary Syndrome: Epidemiology. October 2014.
3.	Fitchett DH et al. Assessment and Management of Acute Coronary Syndromes (ACS): A Canadian Perspective on Current Guideline-Recommended Treatment – Part 1: Non-ST–Segment Elevation ACS Can J Cardiol 2011; 27:S387–S401

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; and the availability of capital to finance our activities. These and other risks are described in the Form 40F and associated documents filed March 29, 2017 (see for example, "Risk Factors" in the Annual Information Form for the year ended December 31, 2016), in the Form 6-K filed November 14, 2017, and in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide.
Xydalba® is a trademark of Durata Therapeutics Holding C.V., and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
All other trademarks are the property of their respective owners.

SOURCE Cardiome Pharma Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2017/12/c4650.html

%CIK: 0001036141

For further information: Justin Renz, CFO, Cardiome Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@cardiome.com; Argot Partners, Michelle Carroll/Sean Augustine-Obi, 212.600.1902, michelle@argotpartners.com, sean@argotpartners.com

CO: Cardiome Pharma Corp.

CNW 08:00e 12-DEC-17